Mail Stop 0408

January 27, 2006

By U.S. Mail and Facsimile (650) 461-5700

David A. Baylor
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, California 94104

**Re: Thomas Weisel Partners Group, Inc.
        Amendment No. 2 to Registration Statement on Form S-1
        Filed January 17, 2006
        File No. 333-126793**

Dear Mr. Baylor:

    We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Consolidated Financial Data, page 7
Selected Consolidated Financial And Other Data, page 41

1.   Label the existing Pro Forma table to read Pro Forma, as adjusted and reflect the amounts presented on the consolidated statements of operations.

2.   Expand the Pro Forma table and related notes to present pro forma net earnings, as adjusted for the offering, pro forma diluted earnings per share as adjusted for the offering, pro forma stockholders' equity, as adjusted for the offering and pro forma book value per share as adjusted for the offering.

3.   Revise note (d) to state the dollar value estimate of the non-cash compensation expense associated with the initial grant of restricted stock units to employees under the equity incentive plan for the year ended December 31, 2004 and the number of shares to which it relates.

Risks Related To This Offering And Our Shares
We Will Be Controlled By Our Partners Whose Interests May Differ From Those Of Other Stockholders, page 21

4.   Tell us how Thomas Weisel and the five other members of the company's executive committee will collectively own 25.4% of the company's common stock upon completion of the offering. Refer to page 98 and tell us your consideration of Robert W. Kitts' common stock ownership, if any.

Dilution, page 25

5.   We note the paragraph at the end of your response letter dated January 17, 2006 discussing your reasons for deleting the table and related disclosure contrasting the cash contribution of public investors and the effective cash contribution of existing stockholders. In our view, this disclosure is material and should be included in the Dilution discussion. Please revise accordingly.

Capitalization, page 28

6.   Revise the total historical capitalization at September 30, 2005 to show the appropriate arithmetical sign.

Unaudited ProForma Condensed Consolidated Financial Information, pages 30-38

7.   Revise the pro forma, compensation and tax adjustments column and related notes to delete the effects of initial public offering awards. In this regard the staff assumes that these awards are to be granted on the date of the consummation of the offering. The pro forma, as adjusted column should reflect the amounts presented on the face of the consolidated statements of operations. A column along with related notes may be added to present pro forma adjustments for the offering along with a total column labeled pro forma, as adjusted for the offering.

8.   Provide a separate note to the statement of operations information to state the basis for the expense related to initial public offering awards. State when the awards will be granted, the parties to which they will be granted, and the terms of the award. Disclose if such awards are based on a formula or are given on a discretionary basis. With reference

        to the applicable accounting literature, quantify the amount that will be recorded to non-cash compensation expense and the period over which it will be recorded considering future service requirements, if any. In addition, state how the shares underlying these restricted stock units will be considered for purposes of calculating basic, diluted and book value per share amounts. Other related sections of the filing should be expanded, as applicable.

Consolidated Statements Of Financial Condition, page F-3

9.   Revise the net allowance for doubtful loans at September 30, 2005 and December 31, 2004, respectively to be consistent with the information presented in Note 7.

Consolidated Statement Of Operations – page F-4

10.   Revise the presentation of the pro forma computation related to conversion to corporation to reflect only the adjustments for tax and compensation expense resulting from the issuers change from a LLC to corporate form. In this regard, it appears that the effects of the line item titled pro forma initial public offering awards should be deleted and basic and diluted common shares outstanding should be revised to exclude offering shares.

Note 19 – Pro Forma Computation Related to Conversion To Corporation (Unaudited), page F-30

11.   Expand the note to state that the presentation also reflects compensation and benefits expense and an additional tax benefit for income taxes as if the company had been a corporation during the related periods.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Scott D. Miller, Esq.
Sullivan & Cromwell LLP
1870 Embarcadero Road
Palo Alto, California 94303

Jeffrey D. Saper
Robert G. Day
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304